May 12, 2006

SUBMITTED BY EDGAR AND VIA FEDEX

Mr. William Friar

Senior Financial Analyst

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Flushing Financial Corporation
Form S-4 filed April 10, 2006
File No. 333-133175

Dear Mr. Friar:

On behalf of our client, Flushing Financial Corporation (the “Company”), we wish to acknowledge receipt of your letter dated May 5, 2006 concerning the review by the U.S. Securities and Exchange Commission (the “SEC”) of the Company’s Form S-4 filed on April 10, 2006. Set forth below are the Company’s responses to your comments providing the supplemental information and otherwise commenting on the issues and questions raised in your letter. In addition, the Company’s Form S-4 has been revised in response to these comments and an amended Form S-4 was filed with the SEC today.

SEC Comments

1.	General. Please provide the staff with a copy of the Sandler O’Neill’s board book with regard to this transaction.

Supplementally, a copy of Sandler O’Neill’s board book with regard to this transaction is being mailed to the staff with the hard copy of this response letter.

2.	Questions and Answers, page 1. Revise to add a question and answer for what actions must holders take or not take, and when, to perfect their dissenters’ rights. Indicate whether holders can still vote against the merger without losing their rights to dissent.

The Form S-4 has been amended in accordance with this comment.

U.S. Securities and Exchange Commission Mr. William Friar May 12, 2006	Page 2

3.	Summary, Financial Interests of Atlantic Liberty’s Directors and Officers, page 8. Revise this section to add a chart and list the various instruments that result in additional compensation for the executive officers. For example, the chart should include such items as new non-competition agreement, bonuses, cash out of options, cash out of restricted stock grants, severance agreements, pay increases, etc. In this regard, split the chart into pre-merger compensation changes (we note the additional compensation expense in the Form 10-Q) and post-merger approval changes. In this regard, the left side of the chart would indicate the area, e.g., cash out restricted stock grants and the right side would indicate the dollar amount. The accompanying narrative should be presented in indented boldface headings with an explanation of each change from existing agreements or a new benefit. One example would be the extension of the non-competition agreements, which were extended from one year to two years and results in Messrs. Donohue and Gilfillan receiving X dollar benefit.

The Form S-4 has been amended in accordance with this comment. Please note that the non-competition agreements between the Company and Messrs. Donohue and Gilfillan were the result of arms-length negotiation and are not related to the one year change of control provisions in Messrs. Donohue and Gilfillan’s employment agreements. The parties do not view the agreements as an extension of the change of control provisions provided in the employment contracts, which are superseded by the various agreements entered into by Messrs. Donohue and Gilfillan in connection with the merger. The payments due under the non-competition agreements are quantified in the chart added to the S-4 in accordance with this comment.

4.	Risk factors, page 14. Please include a Risk Factors section setting forth the risks of the transaction, including, for example, that it will result in Atlantic Liberty holders receiving a security with approximately 17% less tangible book value than the security they are surrendering and that the price being paid is lower than the market price at the time of the merger agreement.

The Form S-4 has been amended in accordance with this comment.

5.	Risk factors, page 14. Revise the risk factor discussing the different interests of Atlantic Liberty’s Directors and Executives to disclose the various benefits summarized in the Summary section and include the total additional compensation noted therein.

The Form S-4 has been amended in accordance with this comment.

6.	Risk factors, page 14. Revise to add risk factor for the termination fee and indicate the risk to be that holders may not have an opportunity to realize a greater price to be paid for their shares as a result of this fee.

The Form S-4 has been amended in accordance with this comment.

7.	Risk factors, page 14. Revise to add a risk factor that discusses the costs associated with the merger included in the financial statements as of December 31, 2005 for

U.S. Securities and Exchange Commission Mr. William Friar May 12, 2006	Page 3

Atlantic Liberty that have skewed the earnings and book value per share used in this Proxy.

The Form S-4 has been amended in accordance with this comment.

8.	Risk factors, page 14. Add a risk factor for the legal proceedings initiated against the Company related to the merger and disclose the material terms of the settlement, i.e., the Stipulation and Agreement of Compromise, as well as any other settlements.

The Form S-4 has been amended in accordance with this comment.

9.	The Proposed Merger, Background of the Merger, page 25. Revise the second full paragraph on page 26 to disclose the market value or range of market value disclosed by Sandler O’Neill to the Board at the October 2005 board meeting. In this regard, revise this and the previous paragraphs to indicate the date of the month for both the September and October Board meetings.

The Form S-4 has been amended in accordance with this comment.

10.	The Proposed Merger, Background of the Merger, page 25. Revise the first sentence of the third full paragraph to indicate the actual dates, i.e., from October __, 2005 until November __, 2005.

The Form S-4 has been amended in accordance with this comment.

11.	The Proposed Merger, Background of the Merger, page 25. In the fifth paragraph, please disclose what the dollar amounts were that are referenced in the second paragraph.

The Form S-4 has been amended in accordance with this comment.

12.	The Proposed Merger, Background of the Merger, page 25. Revise to indicate the range of asset sizes of the institutions approached and also indicate the median size as well as disclose how many of the institutions had operations in New York. In addition, revise to disclose if the Board or Sandler O’Neill set any deadlines for the 21 institutions to respond to the inquiries. Further, indicate the date that the Board decided to proceed with a due diligence of Flushing. Finally, please revise the last sentence of the sixth paragraph to name counsel that was authorized to negotiate with Flushing.

The Form S-4 has been amended in accordance with this comment. Please note that the disclosure indicates that the Atlantic Liberty board of directors chose to proceed with due diligence of the Company at its November 23, 2005 board meeting.

U.S. Securities and Exchange Commission Mr. William Friar May 12, 2006	Page 4

13.	The Proposed Merger, Background of the Merger, page 25. Revise to add a paragraph disclosing who proposed the Merger Agreement, who negotiated the agreement, when the Board first reviewed the initial Proposal, changes requested by either party and other material details of the negotiation process. In addition, disclose which side proposed the changes to certain executives existing agreements and if such changes resulted in any change in the consideration to be paid.

The Form S-4 has been amended in accordance with this comment.

14.	Atlantic Liberty’s reasons for the Merger; Recommendation of Atlantic Liberty’s Board of Directors, page 28. The board should specifically note each line item analysis underlying the fairness opinion that does not support its recommendation and explain why, in light of those analyses, it is recommending the transaction.

The Form S-4 has been amended in accordance with this comment.

15.	Opinion of Liberty’s Financial Advisor, page 29. We note that Sandler O’Neill was provided with Flushing Financial forecasts. Please provide these forecasts in this document.

The Form S-4 has been amended in accordance with this comment.

16.	Opinion of Liberty’s Financial Advisor, page 29. Revise the first full paragraph on page 32 to indicate if the internal projections of Atlantic Liberty, absent any merger related expenses already incurred, indicated returns on average assets and returns on average equity consistent with the historical returns for Atlantic Liberty since 2002. If not, explain why.

The Form S-4 has been amended in accordance with this comment.

17.	Discounted Dividend Stream, page 34. With regard to the discount rates used to reflect the required rates of return (9%-14%), please revise to also disclose the actual annualized rate of return that Atlantic Liberty’s holders will receive assuming the merger is consummated, and, if it is outside the range, disclose why different rates were used.

Sandler O’Neill has advised us that it performed “stand-alone” discounted cash flow analysis for each of Atlantic Liberty and Flushing Financial and did not perform a pro forma discounted cash flow analysis on the combined entity after the merger. Sandler O’Neill has informed us that in the context of a cash/stock election merger, where a substantial number of shareholders may elect to receive cash, Sandler O’Neill does not believe that a pro forma discounted cash flow analysis in the combined entity is an appropriate measure to include in a fairness opinion presentation as a future earnings stream is not applicable, therefore, an actual annualized rate of return cannot be disclosed as requested.

18.	Pro Forma Merger Analysis, page 37. Revise the last paragraph to disclose the amount of consideration earned during each of the last 2 calendar years by Sandler O’Neill from each Flushing and Atlantic Liberty. Also disclose what services may be provided to Flushing prior to the effective date of the Merger.

The Form S-4 has been amended in accordance with this comment.

U.S. Securities and Exchange Commission Mr. William Friar May 12, 2006	Page 5

19.	Employment Agreements, page 43. In the last paragraph of this section, which is on page 45, please disclose what would have been payments due to Messrs. Donohue and Gilfillan under their employment agreements in the event of a change in control and termination of employment.

The Form S-4 has been amended in accordance with this comment.

20.	Amendments to the Certificate of Incorporation, page 65. Revise to disclose the “specified business combinations” referred to in the Charter.

The Form S-4 has been amended in accordance with this comment.

U.S. Securities and Exchange Commission Mr. William Friar May 12, 2006	Page 6

Please call Douglas J. McClintock at (212) 912-7436 or Carmalita R. Monroe at (212) 912-8204 with any questions or comments regarding this correspondence, the enclosed materials or the transactions related thereto.

Very truly yours,

/S/ DOUGLAS J. MCCLINTOCK

Enclosure

cc:	Mr. John R. Buran
President and Chief Executive Officer
Flushing Financial Corporation